UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PAVMED INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

70423R 110

(CUSIP Number of Class of Securities)

Lishan Aklog, M.D.
Chairman and Chief Executive Officer
PAVmed Inc.
One Grand Central Place, Suite 4600
New York, New York 10165
Telephone: (212) 949-4319

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:

David Alan Miller, Esq.
Jeffrey M. Gallant, Esq.
Graubard Miller
The Chrysler Building
New York, New York 10174
Telephone: (212) 818-8800

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(1)(2)
$3,160,050	$393.43

(1)	Estimated for purposes of calculating the amount of the filing fee only, for an offer to exchange (the “Offer to Exercise”) 10,533,500 warrants to purchase common stock, governed by that certain warrant agreement dated April 28, 2016 (the “Series W Warrants”), which were issued in the Company’s initial public offering (“IPO”) and in private placements prior to the IPO. The transaction value is calculated pursuant to Rule 0-11 using $0.30 per Series W Warrant, which represents the average of the high and low sales price of the Series W warrants on February 16, 2018, as reported by the Nasdaq Capital Market.

(2)	Calculated by multiplying the transaction value by 0.0001245.

[  ]          Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration Number: N/A	Date Filed: N/A

[  ]         Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [  ]

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (the “Schedule TO”) relates to the offer by PAVmed Inc., a Delaware corporation (the “Company”), to all holders of the Company’s outstanding warrants to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), issued pursuant to that certain warrant agreement dated April 28, 2016 (the “Series W Warrants”), to exchange each Series W Warrant for 0.5 Series Z warrants (the “Series Z Warrants”), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated February 20, 2018 (the “Offer to Exchange”) and the Letter of Transmittal (the “Letter of Transmittal”), which together, as each may be amended and supplemented from time to time, constitute the Offer (the “Offer”).

Each Series Z Warrant will entitle the holder to purchase one share of Common Stock at an exercise price of $3.00 per share, subject to adjustment. The Series Z Warrants will be exercisable commencing immediately and will expire on April 30, 2024. Commencing on May 1, 2019, the Company may redeem the outstanding Series Z Warrants, at the Company’s option, in whole or in part, at a price of $0.01 per Series Z Warrant at any time while the Series Z Warrants are exercisable, upon a minimum of 30 days’ prior written notice of redemption, if, and only if, the volume weighted average closing price of the Common Stock equals or exceeds $9.00 (subject to adjustment) for any 20 out of 30 consecutive trading days ending three business days before the Company issues its notice of redemption, and provided the average daily trading volume in the Common Stock during such 30-day period is at least 20,000 shares per day; and if, and only if, there is a current registration statement in effect with respect to the shares of Common Stock underlying such Series Z Warrants.

The Series W Warrants, on the other hand, have an exercise price of $5.00 per share, subject to adjustment, expire on January 29, 2022 and may be redeemed, at the Company’s option, in whole or in part, at a price of $0.01 per Series W Warrant at any time, upon a minimum of 30 days’ prior written notice of redemption, if, and only if, the volume weighted average price of the Common Stock equals or exceeds $10.00 (subject to adjustment) for any 20 consecutive trading days ending three business days before we send the notice of redemption, provided that the average daily trading volume in the stock is at least 20,000 shares per day, and if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants.

Other than as described above and in the Offer Letter, the Series Z Warrants will have substantially the same terms as the Series W Warrants for which they are exchanged.

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The information contained in the Offer to Exchange and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is incorporated herein by reference in response to all of the items of this Schedule TO as more particularly described below.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Exchange.

ITEM 1. SUMMARY TERM SHEET

The information set forth in the section of the Offer to Exchange titled “Summary” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION

(a)       Name and Address. The name of the subject company and the filing person is PAVmed Inc., a Delaware corporation. The address of the Company’s principal executive offices is One Grand Central Place, Suite 4600, New York, New York 10165. The Company’s telephone number is (212) 949-4319.

(b)       Securities. The subject class of securities consists of the Company’s outstanding Series W Warrants. There are 10,533,500 Series Warrants outstanding, which number does not include (i) 53,000 Series W Warrants that may be issued upon exercise of unit purchase options issued to the selling agents in the IPO or (ii) 1,399,185 Series W Warrants that may be issued upon exchange of the Company’s outstanding Series A-1 Warrants. The Warrants are exercisable for an aggregate of 10,533,500 shares of Common Stock. The actual number of Series Z Warrants that will be issued will depend on the number of Series W Warrants tendered and accepted for exchange and cancelled. If all outstanding Series W Warrants as of February 16, 2018 are tendered, an aggregate of approximately 5,266,750 Series Z Warrants will be issued in connection with the Offer.

(c)       Trading Market and Price. The information set forth in the Offer to Exchange under “The Offer,” in Section 6, “Price Range of Common Stock and Warrants,” is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

(a)       The Company is the filing person and the subject company. The business address and telephone number of the Company are set forth under Item 2(a) above.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), the following persons are executive officers, directors and/or control persons of the Company. The business address for each such person is c/o PAVmed Inc., One Grand Central Place, Suite 4600, New York, New York 10165, and the telephone number for each such person is (212) 949-4319.

Name	Position with the Company
Lishan Aklog, M.D.	Chairman and Chief Executive Officer
Michael Glennon	Vice Chairman
Dennis M. McGrath	Executive Vice President and Chief Financial Officer
Brian deGuzman, M.D.	Chief Medical Officer
James L. Cox, M.D.	Director
Ronald M. Sparks	Director
David Weild IV	Director
David S. Battleman, M.D.	Director

Each of Ira Scott Greenspan, HCFP/Capital Partners III LLC and Pavilion Venture Partners LLC beneficially owns more than 10% of the Company’s Common Stock and may be deemed a control person with respect to the Company. The business address for Mr. Greenspan and HCFP/Capital Partners III LLC is 420 Lexington Ave, Suite 300, New York, New York 10170, and the telephone number for each is (212) 401-1951. The business address for Pavilion Venture Partners LLC is 10 Hickory Pine Court, Purchase, New York 10577, and the telephone number for such entity is (914) 615-9308.

ITEM 4. TERMS OF THE TRANSACTION

(a)       Material Terms. The information set forth in the Offer to Exchange under “The Offer,” in Sections 1 to 13, is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b)       Purchases. Other than Series W Warrants held by Lishan Aklog, M.D., the Company’s Chairman and Chief Executive Officer, to the Company’s knowledge, no officer or director of the Company holds Series W Warrants. See Item 8(a) herein for more information. The information set forth in the Offer to Exchange under “The Offer,” in Section 5.D, “Interests of Directors and Executive Officers,” is incorporated herein by reference.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)       Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under “The Offer,” in Section 8, “Transactions and Agreements Concerning the Company’s Securities,” is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)       Purposes. The information set forth in the Offer to Exchange under “The Offer,” in Section 5.C, “Purpose of the Offer,” is incorporated herein by reference.

(b)       Use of Securities Acquired. The securities will be retired and cancelled.

(c)       Plans. No plans or proposals described in this Schedule TO or in any materials sent to the holders of the Warrants in connection with the Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(10), except as follows:

●	The exchange of each Series W Warrant pursuant to the Offer will result in the acquisition by each exchanging holder of 0.5 Series Z Warrants.

●	The Company intends to conduct a rights offering. Pursuant to the rights offering, the Company expects to distribute to the holders of outstanding shares of its Common Stock, for no consideration, one transferable right to purchase a new unit of the Company’s securities for each share of Common Stock outstanding. Each unit is expected to be comprised of one share of Common Stock and one Series Z Warrant. The rights are expected to be exercisable at a price of $2.25 per unit.

●	HCFP/Capital Partners III LLC may, in the future, distribute the Series W Warrants held by it (or Series Z Warrants held by it, if the Series W Warrants are exchanged pursuant to the Offer) to its members, on a pro rata basis.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)       Sources of Funds. No funds will be used by the Company in connection with the Offer, other than funds used to pay the expenses of the Offer.

(b)       Conditions. Not applicable.

(d)       Borrowed Funds. Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)       Securities Ownership. The information set forth in the Offer to Exchange under “The Offer,” in Section 5.D, “Interests of Directors and Officers and the Company,” is incorporated herein by reference.

(b)       Securities Transactions. The information set forth in the Offer Letter under “The Offer,” in Section 5.D, “Interests of Directors and Officers and the Company,” is incorporated herein by reference. To the Company’s knowledge, after reasonable inquiry, none of its officers or directors engaged in any transactions in the Warrants required to be disclosed in this Item 8(b).

●	On November 22, 2017, HCFP/Capital Partners IIIB LLC distributed 192,317 Series W Warrants on a pro rata basis to the holders of its membership interests.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)       Solicitations or Recommendations. The information set forth in the Offer to Exchange under “The Offer,” in Section 13, “The Depositary,” and in Section 14, “Fees and Expenses,” is incorporated herein by reference. No persons have been directly or indirectly employed, retained or otherwise compensated to make solicitations or recommendations in connection with the offer, other than certain employees of the Company, none of whom will receive any special or additional compensation in connection with the offer beyond their normal compensation. See the information set forth on page ii of the Offer to Exchange.

ITEM 10. FINANCIAL STATEMENTS.

(a)       Financial Information. Incorporated herein by reference are (i) the Company’s financial statements that were filed with its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on February 16, 20147and amended on April 4, 2017 (the “Form 10-K”), and (ii) the Company’s financial results for the period ended September 30, 2017, that were included in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2017 (the “Form 10-Q”). The Form 10-K and the Form 10-Q are available for review on the SEC’s website at www.sec.gov and on the Company’s website at http://www.pavmed.com/. In addition, the information set forth in the Offer to Exchange under “The Offer,” in Section 9, “Financial Information Regarding the Company,” is incorporated herein by reference.

(b)       Pro Forma Information. Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

The information set forth in the Offer to Exchange and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

ITEM 12. EXHIBITS.

The Exhibit Index included following the Signature page is incorporated by reference herein.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PAVMED INC.

By:	/s/ Lishan Aklog, M.D.
Name:	Lishan Aklog, M.D.
Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Exchange.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Form of Notice of Guaranteed Delivery.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Their Clients.

(a)(1)(E)	Form of Letter to be Used by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Their Clients.

(a)(5)(A)	Annual Report on Form 10-K filed by the Company with the SEC on February 16, 2017 and amended on April 4, 2017 (incorporated by reference).

(a)(5)(B)	Quarterly Report on Form 10-Q filed by the Company with the SEC on November 14, 2017 (incorporated by reference).

(b)	Not applicable.

(d)(1)	Warrant Agreement, dated April 28, 2016 by and between PAVmed Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the SEC on May 3, 2016).

(d)(2)	Form of Unit Purchase Option (incorporated by reference to Exhibit 4.6 to the Company’s Registration Statement on Form S-1/A filed on January 22, 2016).

(d)(3)	Letter Agreement with respect to Series W Warrants with HCFP Capital Partners III LLC, dated June 26, 2014 (incorporated by reference to Exhibit 10.4.1 to the Company’s Registration Statement on Form S-1 filed on April 22, 2015).

(d)(4)	Letter Agreement with respect to Series W Warrants with Pavilion Venture Partners LLC, dated June 26, 2014 (incorporated by reference to Exhibit 10.4.2 to the Company’s Registration Statement on Form S-1 filed on April 22, 2015).

(d)(5)	Form of Option Agreement.

(d)(6)	Form of Series Z Warrant Agreement by and between the Company and American Stock Transfer & Trust Company, LLC.

Exhibit No.	Description

(d)(7)	Form of Letter Agreement with respect to Series Z Warrants with HCFP Capital Partners III LLC.

(d)(8)	Form of Letter Agreement with respect to Series W Warrants with Pavilion Venture Partners LLC.

(g)	Not applicable.

(h)	Not applicable.